

December 10, 2014

Via E-mail
Lindsay A. Rosenwald, M.D.
Chief Executive Officer
CB Pharma Acquisition Corp.
24 New England Executive Park, Suite 105
Burlington, MA 01803

> **Re:** **CB Pharma Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 9, 2014**
> **File No. 333-199558**

Dear Dr. Rosenwald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Your response to prior comment 1 appears to suggest that the denominator used in the formula to calculate the *pro rata* amount would be the number of ordinary shares sold in this public offering outstanding at the time of the repurchase. However, your disclosure suggests different calculations. For example, you define "public shareholders" on page 1 to include the holders of the shares sold as part of the public offering, including any of your "initial shareholders" that purchase those shares. Therefore, your disclosure that the "public shareholders" may seek a *pro rata* portion of the trust appears to indicate that the *pro rata* amount will be determined by dividing the trust balance by the number of shares held by the holders of shares sold in this public offering, including "insider shares" held by those holders – even if those holders have agreed not to seek their *pro rata* portion of the trust. Also, section 48.2(b) of exhibit 3.1 appears to indicate that the trust funds will

be divided among all members' shares to determine the *pro rata* amount in a tender offer. Section 48.3 appears to indicate that the underwriter – who apparently is not a Founder as defined in section 1.1 – would be included in determining the *pro rata* "Repurchase Price" even if the underwriter elected not to participate in the repurchase. Section 48.4 appears to indicate that the *pro rata* amount will be determined by dividing the trust balance by the number members holding shares issued in the IPO. Please revise your disclosure as appropriate for clarity and consistency.

Exhibit 5.1 – Opinion of Maples and Calder

2.   We note your response to prior comment 6 that Cayman Islands law requires consideration and par value. Please file an opinion of counsel that reflects counsel's evaluation of whether the offering as described in the registration statement will result in the registrant receiving adequate consideration and par value under Cayman Islands law such that the offered shares will be, when sold as described in the registration statement, legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David Alan Miller, Esq.
                 Graubard Miller